March 21, 2024

Via EDGAR filing

Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Unified Series Trust, File Nos. 333-100654 and 811-21237

Dear Ladies and Gentlemen:

On behalf of Unified Series Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 581 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act. The main purpose for this filing is to add Efficient Enhanced Multi-Asset Fund as a new series of the Trust.

If you have any questions, please contact the undersigned at (513) 352-6632.

Very truly yours,

/s/ Cassandra Borchers

Cassandra Borchers